                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                             (Amendment No. ___)(1)

                             SECURED SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    813718103
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                                 (CUSIP NUMBER)

                            033 ASSET MANAGEMENT, LLC
                           125 HIGH STREET, SUITE 1405
                           BOSTON, MASSACHUSETTS 02110
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
                                COMMUNICATIONS)

                               - with copies to -

                           MICHAEL G. TANNENBAUM, ESQ.
                  TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT LLP
                          900 THIRD AVENUE - 13TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 508-6700

                                DECEMBER 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

               Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See
        Rule 13d-7(b) for other parties to whom copies are to be sent.

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No. 813718103                   13D             Page 2 of 10 Pages

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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         033 ASSET MANAGEMENT, LLC
---------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a)  [X]

                                                                                                          (b)

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3.       SEC USE ONLY

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4.       SOURCES OF FUNDS

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE, USA
---------------------------------------------------------------------------------------------------------------------

                  7.    SOLE VOTING POWER 4,861,200 (COMPRISED OF SHARES OWNED BY 033 GROWTH FUND I, L.P., 033
 NUMBER OF              GROWTH FUND II, L.P., OYSTER POND PARTNERS, L.P. AND 033 GROWTH FUND INTERNATIONAL, LTD.)
   SHARES         ---------------------------------------------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                 0
  OWNED BY        ---------------------------------------------------------------------------------------------------
    EACH          9.    SOLE DISPOSITIVE POWER     4,861,200 (COMPRISED OF SHARES OWNED BY 033 GROWTH FUND I,
 REPORTING              L.P., 033 GROWTH FUND II, L.P., OYSTER POND PARTNERS, L.P. AND 033 GROWTH FUND
PERSON WITH             INTERNATIONAL, LTD.)
                 ----------------------------------------------------------------------------------------------------
                 10.    SHARED DISPOSITIVE POWER            0

---------------------------------------------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,861,200 (COMPRISED OF SHARES OWNED BY 033
          GROWTH FUND I, L.P., 033 GROWTH FUND II, L.P., OYSTER POND PARTNERS, L.P. AND 033 GROWTH FUND
          INTERNATIONAL, LTD.)
---------------------------------------------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     26.7%

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14.       TYPE OF REPORTING PERSON*

          IA
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                                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 813718103                   13D             Page 3 of 10 Pages

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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                                 033 GROWTH PARTNERS I, L.P.
---------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a) [X]
                                                                                                          (b)

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3.       SEC USE ONLY

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4.       SOURCES OF FUNDS

         WC
---------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK, USA
---------------------------------------------------------------------------------------------------------------------

                    7.    SOLE VOTING POWER                   0
                   --------------------------------------------------------------------------------------------------
   NUMBER OF
     SHARES         8.    SHARED VOTING POWER                 0
  BENEFICIALLY     --------------------------------------------------------------------------------------------------
    OWNED BY
      EACH          9.    SOLE DISPOSITIVE POWER              0
   REPORTING       --------------------------------------------------------------------------------------------------
  PERSON WITH
                   10.    SHARED DISPOSITIVE POWER            0

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,393,910

---------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     13.2%

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14.      TYPE OF REPORTING PERSON*

         PN
---------------------------------------------------------------------------------------------------------------------
                                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 813718103                   13D             Page 4 of 10 Pages

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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                                033 GROWTH PARTNERS II, L.P.
---------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a) [X]
                                                                                                          (b)

---------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
4.       SOURCES OF FUNDS

         WC
---------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
---------------------------------------------------------------------------------------------------------------------

                    7.    SOLE VOTING POWER                   0
                   --------------------------------------------------------------------------------------------------
   NUMBER OF
     SHARES         8.    SHARED VOTING POWER                 0
  BENEFICIALLY     --------------------------------------------------------------------------------------------------
    OWNED BY
      EACH          9.    SOLE DISPOSITIVE POWER              0
   REPORTING       --------------------------------------------------------------------------------------------------
  PERSON WITH
                   10.    SHARED DISPOSITIVE POWER            0

---------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    742,699

---------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     4.1%

---------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         PN
---------------------------------------------------------------------------------------------------------------------
                                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 813718103                   13D             Page 5 of 10 Pages

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1.
         NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                                 OYSTER POND PARTNERS, L.P.
---------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a) [X]
                                                                                                          (b)

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3.       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
4.       SOURCES OF FUNDS

         WC
---------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE, USA
---------------------------------------------------------------------------------------------------------------------

                    7.    SOLE VOTING POWER                   0
                   --------------------------------------------------------------------------------------------------
   NUMBER OF
     SHARES         8.    SHARED VOTING POWER                 0
  BENEFICIALLY     --------------------------------------------------------------------------------------------------
    OWNED BY
      EACH          9.    SOLE DISPOSITIVE POWER              0
   REPORTING       --------------------------------------------------------------------------------------------------
  PERSON WITH
                   10.    SHARED DISPOSITIVE POWER            0

---------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  537,951

---------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     3.0%

---------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         PN
---------------------------------------------------------------------------------------------------------------------
                                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 813718103                   13D             Page 6 of 10 Pages

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1.
         NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                             033 GROWTH INTERNATIONAL FUND, LTD.
---------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a) [X]
                                                                                                          (b)

---------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
4.       SOURCES OF FUNDS

         WC
---------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         BERMUDA
---------------------------------------------------------------------------------------------------------------------

                    7.    SOLE VOTING POWER                   0
                   --------------------------------------------------------------------------------------------------
   NUMBER OF
     SHARES         8.    SHARED VOTING POWER                 0
  BENEFICIALLY     --------------------------------------------------------------------------------------------------
    OWNED BY
      EACH          9.    SOLE DISPOSITIVE POWER              0
   REPORTING       --------------------------------------------------------------------------------------------------
  PERSON WITH
                   10.    SHARED DISPOSITIVE POWER            0

---------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,186,640

---------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

---------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     6.5%

---------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         C0
---------------------------------------------------------------------------------------------------------------------
                                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 813718103                   13D             Page 7 of 10 Pages

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ITEM 1  SECURITY AND ISSUER

Title of Class of Securities

        Common Stock, par value $.0001 per share (the "Shares")

Name and Address of Issuer

        Secured Services, Inc.
        920 Pilot Road
        1175 North Services Road West
        Suite 214
        Oakville, Ontario
        Canada l6M 2W1

ITEM 2  IDENTITY AND BACKGROUND

       (a) This Schedule 13D (the "Schedule") is being filed, with respect to the Shares of the Issuer, by:

              (i)   033 Growth Asset Management, LLC (the "Investment Manager"),

              (ii)  033 Growth Partners I, L.P. ("Partners I");

              (iii) 033 Growth Partners II, L.P. ("Partners II");

              (iv)  Oyster Pond Partners, L.P. ("Oyster Pond"); and

              (v)   033 Growth International Fund, Ltd. ("International" and,
together with Partners I, Partners II and Oyster Pond, the "Funds"). (Such
entities are collectively referred to herein as the "Reporting Persons").

The Investment Manager, in its capacity as investment manager of the Funds, has sole power to vote and dispose of the Shares. The Investment Manager disclaims any economic interest in or beneficial ownership of the Shares covered by this
Statement.

       (b)  The business address of the Reporting Persons is:

            125 High Street, Suite 1405
            Boston, Massachusetts 02110

       (c)  Investment Advisor

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CUSIP No. 813718103                   13D             Page 8 of 10 Pages

---------------------------------               -------------------------------

       (d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

       (e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which she is subject to a judgment, decree or final order enjoining her from or mandating activities subject to federal or state securities laws, or finding her in violation of such laws.

       (f) All of the Reporting Persons other than International were organized under the laws of Delaware, USA. International was organized under the laws of
Bermuda.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Working Capital

ITEM 4  PURPOSE OF TRANSACTION

The Investment Manager does not have any plans or proposals which would result in any of the following:

       (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

       (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (d) any change in the present board of directors or management of the
Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

       (e) any material change in the present capitalization or dividend policy of the Issuer;

       (f) any other material change in the Issuer's business or corporate structure;

       (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the
Issuer by any person;

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CUSIP No. 813718103                   13D             Page 9 of 10 Pages

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       (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

       (a)-(b) The Investment Manager, in its capacity as investment manager of the Funds, has sole power to vote and dispose of the Shares. The Investment
Manager disclaims any economic interest in or beneficial ownership of the Shares covered by this Statement.

The Investment Manager may be deemed, for purposes of Rule 13d-3 under the
Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 4,861,200 Shares, represent 26.7% of the Issuer's outstanding
Shares, comprised of 3,846,160 Shares purchased by the Funds, and (y) 961,540
Shares underlying the Issuer's warrants to purchase Shares (the "Warrant
Shares") also purchased by the Funds which are exercisable within sixty days following the date of this Schedule. The percentage calculation was based on the number of Shares the Issuer reported as outstanding on its Quarterly Report on
Form 10-Q for the period ended September 30, 2004 as filed with the Commission on November 15, 2004, 17,230,121 Shares, increased by the number of Warrant
Shares.

       (c) Not applicable.

       (d) Not applicable.

       (e) Not applicable.

ITEM 6  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
        RESPECT TO SECURITIES OF THE ISSUER

       None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

       None.

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CUSIP No. 813718103                   13D             Page 10 of 10 Pages

---------------------------------               -------------------------------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February ___, 2005
                                             -----------------------------------
                                             Dated

                                             /s/ Lawrence C. Longo
                                             -----------------------------------
                                             Signature

                                             Lawrence C. Longo
                                             -----------------------------------
                                             Name/Title

                                             As authorized signatory for each of
                                             033 Asset Management, LLC, 033
                                             Growth Fund I, L.P., 033 Growth
                                             Fund II, L.P., Oyster Pond
                                             Partners, L.P. and 033
                                             International Fund , Ltd.

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)